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     UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                                (AMENDMENT NO. 2)

                            -----------------------

                           BRIGHAM EXPLORATION COMPANY
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)


                                    109178103
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                  MARCH 1, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

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109178103                                                 PAGE  2  OF 10  PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners III, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        4,107,956
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          4,107,956
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,107,956
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

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109178103                                                 PAGE  3  OF 10  PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP III Investors, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        4,107,956
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          4,107,956
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,107,956
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

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109178103                                                 PAGE  4  OF 10  PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP-Brigham Partners, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        4,107,956
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          4,107,956
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,107,956
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

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109178103                                                 PAGE  5  OF 10  PAGES
----------------------------                      ------------------------------
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [X]
                                                                      (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                      [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7         SOLE VOTING POWER

          NUMBER OF                       -0-
            SHARES              ------------------------------------------------
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        4,107,956
             WITH               ------------------------------------------------
                                9         SOLE DISPOSITIVE POWER

                                          -0-
                                ------------------------------------------------
                                10        SHARED DISPOSITIVE POWER

                                          4,107,956
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,107,956
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  24.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

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109178103                                                 PAGE  6  OF 10  PAGES
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Item 1.  Security and Issuer.

                  This Amendment No. 2 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated as of March 3, 2000 (the "Original 13D"), as amended by Amendment No. 1 thereto, dated as of November 6, 2000, ("Amendment No. 1"), with respect to the shares of Common Stock, par value $0.01 per share (the "Common Stock") of Brigham Exploration Company, a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Original 13D.

Item 2. Identity and Background.

                  Item 2 is hereby amended and restated in its entirety.

                  This statement is being filed by a group, as defined in Rule 13d-5 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the group are General Atlantic Partners III, L.P., a Delaware limited partnership ("GAP LP"), GAP III Investors, Inc., a Delaware corporation ("GAP III"), GAP-Brigham Partners, L.P., a Delaware limited partnership ("GAP-Brigham"), and GAP Coinvestment Partners II, L.P., a Delaware limited partnership ("GAPCO II" and, collectively with GAP LP, GAP III and GAP-Brigham, the "Reporting Persons"), all of which are located at 3 Pickwick Plaza, Greenwich, Connecticut 06830. Each of the Reporting Persons is engaged in acquiring, holding and disposing of interests in various companies for investment purposes. The general partner of GAP LP is GAP III. The name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of GAP III is as follows:

                                                                                   Principal
                                         Residence or                              Occupation
Name/Title                               Business Address                          or Employment
----------------------------             -----------------------------             -----------------------------
Stephen P. Reynolds,                     215 East 72nd Street                      Retired
President and Director                   New York, NY 10021

Steven A. Denning,                       3 Pickwick Plaza                          Managing Member of General
Director                                 Greenwich, CT 06830                       Atlantic Partners, LLC

David C. Hodgson,                        3 Pickwick Plaza                          Managing Member of General
Director                                 Greenwich, CT 06830                       Atlantic Partners, LLC

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109178103                                                 PAGE  7  OF 10  PAGES
----------------------------                      ------------------------------

                                                                                   Principal
                                         Residence or                              Occupation
Name/Title                               Business Address                          or Employment
----------------------------             -----------------------------             -----------------------------
William E. Ford,                         3 Pickwick Plaza                          Managing Member of General
Director                                 Greenwich, CT 06830                       Atlantic Partners, LLC

Edwin C. Cohen,                          Carlin Ventures                           Private Investor
Director                                 445 Park Avenue
                                         9th Floor
                                         New York, NY 10022

Alexis M. Cranberg,                      Aspect Management                         President of oil and gas
Director                                 535 16th Street                           exploration company
                                         Suite 820
                                         Denver, CO 80202

Messrs. Cohen and Cranberg are not employed by or affiliated with either of General Atlantic Partners, LLC, a Delaware limited liability company ("GAP LLC"), GAP-Brigham or GAPCO II. The general partner of GAP-Brigham is Stephen P. Reynolds. Mr. Reynolds is also a special advisor to GAP LLC. The general partners of GAPCO II are Steven A. Denning, Peter L. Bloom, William E. Ford, William O. Grabe, David C. Hodgson, Franchon M. Smithson, Clifton S. Robbins, Matthew Nimetz, Mark F. Dzialga, Rene M. Kern, John Wong, Braden R. Kelly, Florian P. Wendelstadt and Tom C. Tinsley (collectively, the "GAPCO II General Partners"). The business address of each of the GAPCO II General Partners is 3 Pickwick Plaza, Greenwich, Connecticut 06830, and the present principal occupation or employment of each of the GAPCO II General Partners is as a general partner of GAPCO II and as a managing member of GAP LLC. Each of the officers and directors of GAP III and each of the GAPCO II General Partners, other than Messrs. Kern, Wong and Wendelstadt, is a citizen of the United States. Messrs. Kern and Wendelstadt are citizens of Germany and Mr. Wong is a citizen of Singapore.

                  None of the Reporting Persons and none of the above individuals has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or subject to any judgment, decree or final order finding any violation of federal or state securities laws or enjoining future violations of, or prohibiting or mandating activities subject to, such laws.

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109178103                                                 PAGE  8  OF 10  PAGES
----------------------------                      ------------------------------


Item 3.  Source and Amount of Funds or Other Consideration.

                  Unchanged.

Item 4.  Purpose of Transaction.

                  Item 4 is hereby amended and supplemented by the addition of the following:

                  This statement is being filed as a result of the Reporting Persons entering into a Stockholders Voting Agreement, dated March 1, 2001 (the "Voting Agreement"), with the Company, DLJ ESC II, L.P., a Delaware limited partnership, DLJMB Funding III, Inc., a Delaware corporation, DLJ Merchant Banking Partners III, L.P., A Delaware limited partnership, DLJ Offshore Partners III, C.V., a Netherlands Antilles Limited Partnership, and certain other shareholders of the Company (the "Shareholders"), pursuant to which the Reporting Persons agreed, among other things, that at any special or annual meeting of shareholders of the Company, such Reporting Persons would vote all of the shares of Common Stock beneficially owned by them to approve the Warrants and the issuance thereof (as hereinafter defined) in accordance with the Purchase Agreement (as hereinafter defined), all as more fully described in Item 6 below.

Item 5.  Interest in Securities of the Issuer.

                  Unchanged.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Issuer.

                  Item 6 is hereby amended and supplemented by the addition of the following:

                  The Company entered into a Securities Purchase Agreement, dated March 1, 2001 (the "Purchase Agreement"), pursuant to which the Company agreed to issue and sell to certain purchasers an aggregate of up to 500,000 shares of its Series A Preferred Stock and warrants (the "Warrants") to acquire 2,105,263 shares (the "Warrant Shares") of Common Stock.

                  As previously described in Amendment No. 1, the Company entered into a Securities Purchase Agreement, dated November 1, 2000 (the "November Purchase Agreement"), pursuant to which the Company issued and sold to certain purchasers an aggregate of 1,000,000 shares of its Series A Preferred Stock and warrants (the "November Warrants") to acquire 6,666,667 shares (the "November Warrant Shares") of Common Stock.

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109178103                                                 PAGE  9  OF 10  PAGES
----------------------------                      ------------------------------


                  Since the Warrant Shares and the November Warrant Shares will represent more than 30% of the Company's outstanding Common Stock before the issuance of such Warrant Shares and November Warrant Shares, the Nasdaq Stock Market, Inc. has required that the issuance of the Warrants be approved by the stockholders of the Company. Consequently, the Company, the Reporting Persons and the Shareholders entered into the Voting Agreement.

                  The foregoing summary of the Voting Agreement is qualified in its entirety by reference to Exhibit 2 which is incorporated herein by reference. Item 7. Materials to be Filed as Exhibits.

                      Exhibit 1: Power of Attorney dated January 3, 2001 appointing Thomas J. Murphy Attorney-In -Fact for GAPCO II.

                      Exhibit 2: Stockholders Voting Agreement, dated March 1, 2001 among the Company, DLJ ESC II, L.P., DLJMB Funding III, Inc., DLJ Merchant Banking Partners III, L.P., DLJ Offshore Partners III, C.V. and certain shareholders of the Company, including GAP III, Gap-Brigham and GAPCO II.

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109178103                                                 PAGE 10  OF  10  PAGES
----------------------------                      ------------------------------


                                   SIGNATURES
             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 5, 2001.


                                        GENERAL ATLANTIC PARTNERS III, L.P.
                                        By:   GAP III INVESTORS, INC.,
                                              Its general partner


                                        By:   /s/ Thomas J. Murphy
                                              ----------------------------------
                                              Name:  Thomas J. Murphy
                                              Title: Secretary


                                        GAP III INVESTORS INC.


                                        By:   /s/ Thomas J. Murphy
                                              ----------------------------------
                                              Name:  Thomas J. Murphy
                                              Title: Secretary


                                        GAP-BRIGHAM PARTNERS, L.P.


                                        By:   /s/ Stephen P. Reynolds
                                              ----------------------------------
                                              Name:  Stephen P. Reynolds
                                              Title: General Partner


                                        GAP COINVESTMENT PARTNERS II, L.P.


                                        By:   /s/ Thomas J. Murphy
                                              ----------------------------------
                                              Name:  Thomas J. Murphy
                                              Title: Attorney-In-Fact